SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 22, 2019

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VIA EDGAR

Ms. Mara Ransom

Ms. Jennifer López-Molina

Ms. Jennifer Thompson

Ms. Myra Moosariparambil

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yunji Inc.
Registration Statement on Form F-1
CIK No. 0001759614

Dear Ms. Ransom, Ms. López-Molina, Ms. Thompson and Ms. Moosariparambil:

On behalf of our client, Yunji Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 2 to the registration statement on Form F-1 (the “Registration Statement”) containing the preliminary prospectus with the price range and certain recent developments via EDGAR with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on April 10, 2019.

Securities and Exchange Commission

April 22, 2019

The Company respectfully advises the Commission that the Company plans to commence the road show for the proposed offering on or about April 23, 2019. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement as on or about on May 2, 2019, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting its timetable.

*             *            *

Securities and Exchange Commission

April 22, 2019

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Shanglue Xiao, Chairman of the Board of Directors and Chief Executive Officer, Yunji Inc.

Chen Chen, Chief Financial Officer, Yunji Inc.

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP